

January 13, 2010

Mr. Thomas G. Granneman
Corporate Vice President and Controller
Ralcorp Holdings, Inc.
800 Market Street
St. Louis, Missouri 63101

> **Re:** **Ralcorp Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed November 30, 2009**
> **Schedule 14A Filed December 1, 2009**
> **File No. 1-12619**

Dear Mr. Granneman:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2009

1.   We note that your Form 10-K is signed by each of your Co-Chief Executive Officers and by Mr. Granneman, who is identified on the signature page as "Corporate Vice President and Controller (Principal Accounting Officer)." We also note that in the Section 302 and Section 906 certifications, Mr. Granneman is identified as "Controller and Chief Accounting Officer." Please advise us as to whether the company has a principal financial officer or person performing a similar function. If so, your filing, and the certifications, must be signed by the principal financial officer or such person, and the person signing in this capacity

must be identified as such. See General Instruction D to Form 10-K and Item 601(b)(31) of Regulation S-K.

Financial Statements and Supplementary Data, page 29

Notes to Consolidated Financial Statements, page 35

Note 2 - Acquisitions and Goodwill, page 39

2.   We note that the net assets acquired with respect to your acquisition of Post foods totaled $1.887 million which includes $73.3 million in cash. We further note in your statements of cash flows for the year ended September 30, 2008 that you had cash outflows of $20.3 million related to business acquisitions, net of cash acquired. As such, it appears that you expended $93.6 million of cash related to your acquisition of Post foods. Please clarify if there was cash consideration paid in this acquisition. To the extent that the cash payments relate to transaction costs please tell us the nature of such payments and clarify why they exceeded your original estimate of $15 million.

Note 19 – Segment Information, page 57

3.   We note that, effective 10/01/08, you have changed your reportable segments such that the cracker, cookie and chip business has been removed from the Cereal segment and included in the renamed Snacks segment. Explain to us the reasons for this change. Also, explain, in reasonable detail, how both the prior and current reporting of the cracker, cookie and chip business complies with the relevant sections of ASC Topic 280. As part of your response, explain how you have considered the aggregation criteria of ASC paragraph 280-10-50-11 and the quantitative threshold guidance of ASC paragraphs 280-10-50-12 through 280-10-50-19.

4.   We note the disclosure on page 4 of your filing indicating that, beginning in fiscal 2010, the snacks, sauces and spreads businesses will be combined and reported as one segment. Tell us whether this results from a change in the way you manage your business, and the resulting identification of your operating segments, or if this results from a change in how you will be aggregating your existing operating segments. To the extent that this represents a new aggregation of existing operating segments, explain to us, in reasonable detail, why you believe aggregation is appropriate. As part of your response, explain to us how you have considered aggregation criteria of ASC paragraph 280-10-50-11 and the quantitative threshold guidance of ASC paragraphs 280-10-50-12 through 280-10-50-19. In either event, provide us with a copy of the report reviewed by your CODM for the quarter ended September 30, 2009 in connection with assessing

performance and making resource allocation decisions (CODM reports). If you have made substantive changes to the CODM reports for the quarter ending December 31, 2009, and those changes have impacted your segment reporting, provide copies of the new reports or otherwise explain, in reasonable detail, the changes and how they impact your segment reporting.

Schedule 14A Filed December 1, 2009

Compensation Discussion and Analysis

Annual Bonuses, page 16

5.   We note your statement that "On September 24, 2009, the Committee awarded cash bonuses to all of the Named Executive Officers for the Company's 2009 fiscal year." The 2009 fiscal year ended September 30, 2009. Please explain why the annual bonus determination was made before the end of the fiscal year, and before financial results were available for the year. Also, please explain the Committee's process for evaluating and assessing performance for a fiscal year that had not yet been completed.

6.   You disclose that annual bonuses were based on various factors, such as measures of revenue, but omit performance goals for the named executive officers. Please revise to disclose all qualitative and quantitative performance goals. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent that you believe that disclosure of the goals would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the qualitative or quantitative performance goals would cause competitive harm, you are required to discuss how difficult it was or will be to achieve the goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Long-Term Compensation, page 16

7.   We note your statement at the bottom of page 17 that "In fiscal 2008, the Board approved a long-term cash incentive award for corporate officers to be paid in fiscal 2010 upon the satisfaction of certain performance objectives [emphasis added]." Later in the same paragraph, at the top of page 18, you discuss certain stock price targets. Please clarify whether these stock price targets constitute all of the "certain performance objectives" mentioned earlier in the paragraph. If you have omitted any performance goals, please disclose them. See comment 6 above.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Norman Gholson at (202) 551-3237 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief